	OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	October 31, 2018
	Estimated average burden hours per response.	2.50

FORM 12b-25	SEC FILE NUMBER
000-03026

CUSIP NUMBER
NOTIFICATION OF LATE FILING	0000076149

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Paradise, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1200 W. Dr. Martin Luther King Jr. Blvd.
Address of Principal Executive Office (Street and Number)

Plant City, Florida 33563
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Paradise, Inc. (the” Company”) is unable to complete the preparation, review and filing of its quarterly report on Form 10-Q for the period ending June 30, 2018 within the prescribed period without unreasonable effort or expense. The delay in filing the Form 10-Q is due to the fact that the Company has determined that a material weakness in internal control relating to the recording of customer returns, allowances, discounts and incentives has resulted in an overstatement of year end income before provision of income taxes of approximately $445,000 as of December 31, 2017 and an overstatement of loss before income taxes of approximately $160,000 for the first quarter ending March 31, 2018. As of the date of this filing, the Company is working diligently to determine the impact of this material weakness will have on the Company’s Form 10-Q for the second quarter report ending June 30, 2018. The Company intends to file its second quarter Form 10-Q on or before August 20, 2018, the prescribed due date pursuant to this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jack M. Laskowitz	813	752-1155
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒	NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐	NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Paradise, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2018	By:	/s/ Jack M. Laskowitz
Jack M. Laskowitz
Chief Financial Officer